Room 4561
						December 16, 2005

Mark Cresswell
President and Chief Operating Officer
Neon Systems, Inc.
14100 Southwest Freeway, Suite 500
Sugar Land , TX 77478

Re:	Neon Systems, Inc.
      Form 10-K for Fiscal Year Ended March 31, 2005
	Filed June 29, 2005
	File No. 0-25457

Dear Mr. Cresswell:

      We have reviewed your response letter dated October 7, 2005 and have following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005

Note 4 - Related Party Transactions, page 41

Neon Enterprise Software, Inc. (NESI)

1. With regards to your response to our previous comment no. 2.b, please provide the following:
* You indicate that the Company concluded that the NEON and NESI did not meet the definition of companies under common control pursuant to
EITF 02-5. We note that Mr. Moore (individually) does not hold more than 50% of NEONS outstanding common stock and therefore common control does not exist pursuant to paragraph 3.a of EITF 02-5. Tell us how you applied the guidance in paragraphs 3.b and 3.c in determining that these were not entities under common control.
* Tell us if Mr. Moore has any other arrangements with any of the parties involved that provided him with effective control.
* We note your statement that the Company believed the consideration received from Mr. Moores was not in excess of the fair value of the underlying collateral of the NESI notes. Provide a summary of the analysis used to determine the fair value of the collateral. Include the significant assumptions and method used in your valuation. We note the valuation used was performed on March 31, 2004 yet the sale of the Notes took place in April 2005. Tell us what procedures were applied to determine the valuation as of the date of the sale transaction.

Scalable Software, Inc.

2. We note that the Company accounted for its investment in Scalable under the modified equity method through January 2003. It appears that subsequent to such date, you discontinued applying the modified equity method and accordingly stopped recognizing additional equity losses against the carrying value of the notes. Tell us how you considered EITF D-68 in your accounting for this investment subsequent to January 2003 or tell us the specific accounting guidance you applied to this investment at such time. Please explain what impact the termination of the distribution agreement had on your analysis.

3. With regards to your response to our previous comment no. 3, please provide the following:
* You indicate that the Company concluded that the NEON and Scalable did not meet the definition of companies under common control pursuant to EITF 02-5. We note that Mr. Moore (individually) does not hold more than 50% of NEONS outstanding common stock and therefore common control does not exist pursuant to paragraph 3.a of
EITF 02-5. Tell us how you applied the guidance in paragraph 3.b and
3.c in determining that these were not entities under common control.
* Tell us if Mr. Moore has any other arrangements with any of the parties involved that provided him with effective control.
* Tell us how you considered the fact that Mr. Moores is a 100% owner in JMI, he has an obligation as guarantor on the notes and ultimately
JMI purchased these notes from the Company. It would appear that Mr.
Moores effectively controlled this transaction and therefore, we still do not understand how the Company concluded this transaction was not, in effect, a capital contribution to the Company by Mr. Moores.



	As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481
or me at (202) 551-3730 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
??

??

??

??

Mr. Mark Cresswell
Neon Systems, Inc.
December 16, 2005
Page 1